COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

05006535

File Number: 82.2994

1 March 2005

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

pp

D.A. WYLIE
COMPANY SECRETARY

dlw 3/17

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA





Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6666
Facsimile: 612 9259 6233

Company Announcements Office
Australian Stock Exchange Limited
By electronic lodgement

SPC ARDMONA LTD (SPCA)

Sydney, 1 March 2005: Coca-Cola Amatil Limited (CCA) announces that, pursuant to the terms of the Scheme of Arrangement by which it has acquired SPCA, it has issued 34,208,783 fully paid Ordinary Shares as part consideration for the SPCA shares.

All conditions precedent for the quotation of the issued shares have now been satisfied. As of today, normal trading in those shares has commenced and the shares are no longer trading on a deferred delivery basis.

Yours faithfully
D A Wylie
Secretary

For further information, please contact:
Analysts: Peter Steel +61 2 9259 6553
Media: Alec Wagstaff +61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA